

Mail Stop 3030

September 29, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Uri Friedlander
Chief Financial Officer
Digital Power Corporation
41324 Christy Street
Fremont, California 94538-3158

      RE: **Digital Power Corporation**
            Form 10-K for the fiscal year ended December 31, 2008
            Filed March 30, 2009
            File No. 001-12711

Dear Mr. Friedlander:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ending December 31, 2008

Management's Discussion and Analysis, page 19

Critical Accounting Policies, page 22

Revenue Recognition page 22

1. We note your critical accounting policy disclosure for revenue recognition merely repeats the policy from your significant accounting policy footnote without elaboration. Accordingly, your disclosure does not conform to our expectations for the critical accounting policies disclosure. For each identified critical accounting policy, please expand to describe the specific factors that in your view makes each critical. Discuss the nature of estimates and uncertainties about those estimates inherent to each individual policy, including how you make those estimates. Discuss how different assumptions, methods or conditions might effect your financial statements. For further guidance, please refer to SEC interpretive Release No. 33-8350. Revise future filings to comply.

Liquidity and Capital Resources, page 23

2. We note elsewhere, page 16, that you will require a larger facility in 2009. Also, capital expenditures approximated only $79 thousand in 2009. However, we see in your liquidity discussion that you "will pursue a strategy to mitigate any reductions in cash flow…by reducing capital expenditures and other discretionary spending." Please tell us and in future filings explain how the need to occupy a larger facility affects your strategy and impacts your expected liquidity.

3. Also, we note from your disclosure on page 16 that the lease for the Gresham facility expires on September 16, 2009, with certain repairing covenants. In this regard, please tell us and disclose in future filings the terms associated with the certain repairing covenants referred by you on page 16. Additionally, please provide us with and disclose in your future filings the potential adverse consequence on your future financial position, results of operations and cash flows if you are not able to renew the lease of the Gresham facility.

Consolidated Financial Statements

Note 6. Commitments and Contingent Liabilities, page F-18

4. Reference is made to your disclosure in Note 6 on page F-18. Please provide us
    with and disclose in the notes to your financial statements in future filings your
    accounting policy related to the various operating lease agreements, which expire
    on various dates and the lease agreement for the U.K. facility, which expires on
    September 2009. In this regard, if the lease agreements are operating leases as
    defined in paragraph 6 of SFAS No. 13, please tell us if you apply paragraph 15
    of SFAS No. 13 in accounting for operating leases. If you do apply paragraph 15
    of SFAS No. 13, please explain to us why rent expense for all years presented in
    Note 6 vary in amount.

Note 7. Shareholders' Equity, page F-18

5. We note from your disclosure on page F-20 that in 2005 and 2006 you granted
    30,000 options to Telkoor's employees and 100,000 options to a non-employee
    consultant. The fair value of these options was estimated using a Black-Scholes
    option-pricing model with assumptions for 2008.   In this regard, please explain to
    us in detail why you used assumptions as of 2008 to fair value options issued in
    2005 and 2006. Also, please provide us with a detail description of your
    accounting used to account for such non-employee equity compensation,
    supported with the applicable accounting literature.

6. Additionally, please explain in detail why you recognized "compensation income"
    of $12 as it relates to stock compensation related to options granted to Telkoor's
    employees and other non-employee consultants.

Note 8. Taxes on Income, page F-21

7. We note from your consolidated statement of income on page F-4 that you report
    income before income taxes for both 2008 and 2007, but report a tax benefit in
    each respective fiscal year end. In this regard, please provide us with and disclose
    in your future filings a reconciliation in dollars or percentages between:

*   The reported amount of income tax expense(benefit), and
*   The amount of income tax expense (benefit) that would result from applying
    federal statutory rates to pretax financial statement income.

Uri Friedlander
Digital Power Corporation
September 29, 2009
Page 4

Please fully explain to us in detail what each reconciling item represents. See paragraph 47 of SFAS No. 109 for guidance.

Additionally, please provide us with and revise the notes to your financial statements in future filings to include the disclosures outlined in paragraph 45 of SFAS No. 109.

Form 10-Q for the Periods Ended March 31, 2009 and June 30, 2009

Exhibit 31 Certifications

8. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601 (31) of Regulation S-K

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief